Press Release

Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte to Announce Second Quarter FYE27
Financial Results on September 9, 2026

HERZLIYA, Israel, September 1, 2026 - Cognyte Software Ltd. (NASDAQ: CGNT), a global leader in investigative analytics software, today announced it will conduct a conference call on Wednesday, September 9, 2026, at 8:30 a.m. ET to review its second quarter financial results for the quarter ending July 31, 2026. An earnings press release will be issued prior to the conference call.

A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website at https://www.cognyte.com/investors/. Those interested in participating in the question-and-answer session need to register at https://register-conf.media-server.com/register/BI3b38c70743424364b7cd51bda5573f0f to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

About Cognyte
Cognyte is a global leader in AI-powered investigative analytics solutions that empower customers with Actionable Intelligence for a Safer World®. Cognyte’s solutions enable law enforcement, national security and military intelligence agencies, as well as other organizations, to navigate an increasingly complex threat landscape. With offerings that leverage advanced technologies, including artificial intelligence (AI) and analytics, Cognyte helps customers make sense of growing volumes of fragmented multi-source data to help identify, assess and mitigate risks across dynamic environments, supporting informed, mission-critical investigations and operations. Hundreds of customers worldwide rely on Cognyte’s intelligence platform to uncover insights and reveal what matters, enabling confident decision-making in high-stakes environments. Learn more at www.cognyte.com.

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